MeVero
Life 2.0

TO WHOMSOEVER IT MAY CONCERN

This is to certify that the Unaudited Financial Statements submitted are complete and accurate for the financial year ending 2019.

For and on behalf of Mevero Inc

Susmita Biswas
(CFO)

Date: September 22, '20

Mevero Inc
Balance Sheet as at 31st December 2019

Particulars	Notes	F.Y. 2019	F.Y. 2018
		Amt. in USD	
Share Holders Fund	1	96	NIL
Reserve and Surplus	2	60	
LT Liabilities	3	7,250	
Other Current Liabilities	4	14,119	
Sources of Funds		**21,525**	
Fixed Assets	5	14,119	NIL
Cash and Equivalents	6	7,257	
Other Current Assets	7	3	
Other Assets	8	146	
Application of Funds		**21,525**	

Mevero Inc
Profit and Loss Account for the year ended 31st December 2019

Particulars	Notes	F.Y. 2019	F.Y. 2018
		Amt. in USD	
Revenue from Operation	9	**76**	NIL
Other Expenses	10	16	
Total Cost		**16**	
Profit before tax		**60**	

Mevero Inc
Notes to Accounts

Amt. in USD

		F.Y. 2019	F.Y. 2018
1	**Shareholders Fund**		
	Issued Subscribed and Paid up Capital	96	-
		96	**-**
2	**Reserve and Surplus**		
	Profit before tax	60	-
		60	**-**
3	**Long Term Liabilities**		
	Unsecured Loans	7,250	-
		7,250	**-**
4	**Other Current Liabilities**		
	Sundry Creditors	14,119	-
		14,119	**-**
5	**Fixed Assets**		
	Intellectual Property Right	14,119	-
		14,119	**-**
6	**Cash and Equivalents**		
	Cash at Bank	7,257	-
		7,257	**-**
7	**Other Current Assets**		
	Receivable from Share Holders	3	-
		3	**-**
8	**Other Assets**		
	Investment in Subsidiary	146	-
		146	**-**
9	**Revenue from Operation**		
	Income from Operation	76	-
		76	**-**
10	**Other Expenses**		
	Payment Gateway Commission	5	-
	Bank Charges	11	-
		16	**-**